

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


20170061

DIVISION OF
CORPORATION FINANCE

January 30, 2017

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Occidental Petroleum Corporation

Dear Ms. Ising:

This is in regard to your letter dated January 27, 2017 concerning the shareholder proposal submitted by The Needmor Fund et al. for inclusion in Occidental's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Occidental therefore withdraws its January 5, 2017 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Timothy Smith
Walden Asset Management
tsmith@bostontrust.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth Ising
Direct: 202.955.8287
Fax: 202.530.9631
EIsing@gibsondunn.com

January 27, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Occidental Petroleum Corporation*
*Stockholder Proposal of The Needmor Fund et al.*
*Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

In a letter dated January 5, 2017, we requested that the staff of the Division of Corporation Finance concur that our client, Occidental Petroleum Corporation (the "Company"), could exclude from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") and statement in support thereof submitted by The Needmor Fund, NEI Investments, Convent Academy of the Incarnate Word, The Unitarian Universalist Association, Benedictine Sisters of Mount St. Scholastica and AP7 (the "Proponents").

Enclosed as Exhibit A are letters, received via email, from Frank Sanchez of The Needmor Fund, each dated January 24, 2017, verifying that The Needmor Fund is authorized to withdraw the Proposal on behalf of each of the Proponents and withdrawing the Proposal on behalf of each of the Proponents. In reliance on Mr. Sanchez's letters, we hereby withdraw the January 5, 2017 no-action request.

Please do not hesitate to call me at (202) 955-8287 or Nicole E. Clark, the Company's Associate General Counsel, at (713) 215-7550 if you have any questions.

Sincerely,



Elizabeth A. Ising

Enclosure

cc: Nicole E. Clark, Occidental Petroleum Corporation
Frank Sanchez, The Needmor Fund
Timothy Smith, Walden Asset Management
Jamie Bonham, NEI Investments
Sister Barbra M. Netek, Covent Academy of the Incarnate Word
Timothy Brennan, The Unitarian Universalist Association
Rose Marie Stallbaumer, Benedictine Sisters of Mount St. Scholastica
Richard Grötthein, AP7

**EXHIBIT A**

| | |
|---|---|
| **From:** | Smith, Timothy <tsmith@bostontrust.com> |
| **Sent:** | Tuesday, January 24, 2017 9:28 AM |
| **To:** | Ising, Elizabeth A. |
| **Cc:** | Nicole_Clark@oxy.com |
| **Subject:** | FW: Re: Occidental - Needmor Additional Withdrawal Letter |
| **Attachments:** | oxy - needmor additional withdrawal letter.doc |

Revised as requested ---for your files



Celebrating 40 Years of Impact
Walden Asset Management



**Timothy Smith**
*Director of Environmental Social and Governance Shareowner Engagement*
Walden Asset Management
One Beacon Street, 33rd Floor | Boston, Massachusetts 02108
Phone: 617.726.7155| Fax: 617.227.3664
tsmith@bostontrust.com | www.waldenassetmgmt.com


*Since 1975, Walden Asset Management has specialized in managing portfolios for institutional and individual clients with a dual investment mandate: competitive financial returns and positive social and environmental impact. Walden is an industry leader in integrating ESG analysis into investment decision-making and company engagement to strengthen ESG performance, transparency and accountability. Walden is a division of Boston Trust & Investment Management Company, a PRI signatory.*

**THE NEEDMOR FUND**

January 24, 2017

Ms. Elizabeth Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036

Dear Ms. Ising:

I write to confirm that we are authorized to withdraw on behalf of the co-filers the shareholder proposal submitted by Needmor and co-filed by other investors including NEI Investments, Convent Academy of the Incarnate Word, The Unitarian Universalist Association, Benedictine Sisters of Mount St. Scholastica and AP7.

Sincerely,

Frank Sanchez
Chair – Investment Committee

Cc: Nicole Clark – Occidental Petroleum
Resolution Co-filers

**The Needmor Fund**
**42 South Saint Clair Street**
**Toledo, OH 43604-8736**

| | |
|---|---|
| **From:** | Smith, Timothy <tsmith@bostontrust.com> |
| **Sent:** | Tuesday, January 24, 2017 8:35 AM |
| **To:** | Ising, Elizabeth A. |
| **Cc:** | Nicole_Clark@oxy.com |
| **Subject:** | FW: Re: Occidental - Needmor Additional Withdrawal Letter |
| **Attachments:** | oxy - needmor additional withdrawal letter.doc |

For your files as discussed.


Walden Asset Management

**Timothy Smith**
*Director of Environmental Social and Governance Shareowner Engagement*
Walden Asset Management
One Beacon Street, 33rd Floor | Boston, Massachusetts 02108
Phone: 617.726.7155| Fax: 617.227.3664
tsmith@bostontrust.com | www.waldenassetmgmt.com

*Since 1975, Walden Asset Management has specialized in managing portfolios for institutional and individual clients with a dual investment mandate: competitive financial returns and positive social and environmental impact. Walden is an industry leader in integrating ESG analysis into investment decision-making and company engagement to strengthen ESG performance, transparency and accountability. Walden is a division of Boston Trust & Investment Management Company, a PRI signatory.*

**THE NEEDMOR FUND**

January 24, 2017

Ms. Elizabeth Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036

Dear Ms. Ising:

I write to confirm the withdrawal of the shareholder proposal submitted by Needmor and co-filed by other investors including NEI Investments, Convent Academy of the Incarnate Word, The Unitarian Universalist Association, Benedictine Sisters of Mount St. Scholastica and AP7.

Sincerely,

Frank Sanchez
Chair – Investment Committee

Cc: Nicole Clark – Occidental Petroleum
Resolution Co-filers

**The Needmor Fund**
**42 South Saint Clair Street**
**Toledo, OH 43604-8736**

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth Ising
Direct: 202.955.8287
Fax: 202.530.9631
EIsing@gibsondunn.com

January 5, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Occidental Petroleum Corporation*
*Stockholder Proposal of The Needmor Fund et al.*
*Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you that our client, Occidental Petroleum Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by The Needmor Fund, NEI Investments, Convent Academy of the Incarnate Word, The Unitarian Universalist Association, Benedictine Sisters of Mount St. Scholastica and AP7 (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

## THE PROPOSAL

The Proposal states:

> Resolved: Shareholders request that the Board of Directors initiate a comprehensive review of Occidental's public policy advocacy on climate including an assessment of the organizations in which Occidental Petroleum is a member, or otherwise supports financially, regarding their lobbying on legislation at federal, state, or local levels. A summary report of this review, prepared at reasonable cost and omitting proprietary information, should be reviewed by the Board Governance Committee and made available to shareholders.

In addition to the Proposal focusing on the Company's public policy advocacy on the specific issue of climate change, the Proposal includes a six-paragraph preamble that conveys the Proponents' desire that "[the] company's lobbying and political spending" support public policy efforts to oppose climate change, including that the Company advocate for "more climate sensitive policies." A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

## BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

## ANALYSIS

**The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.**

Under well-established precedent, we believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

Specifically, the Proposal concerns the Company's public policy advocacy relevant to a specific issue (climate change) that affects the operation of the Company's business and seeks to involve the Company in public policy efforts regarding climate change.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a stockholder proposal that relates to the company's "ordinary business" operations. In the Commission's release accompanying the 1998 amendments to Rule 14a-8 the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two "central considerations" that underlie this policy. As relevant here, one of these considerations is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Exchange Act Release No. 40018 (May 21, 1998).

The Staff consistently has concurred with the exclusion under Rule 14a-8(i)(7) of stockholder proposals that, like the Proposal, are directed at a company's public policy advocacy on a specific issue that involves an ordinary business matter, even where the matter concerns a significant policy issue. For example, in *Duke Energy Corp.* (avail. Feb. 24, 2012), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a stockholder proposal requesting that the board prepare a report disclosing Duke Energy's global warming-related lobbying activities. The Staff noted in its response that the stockholder proposal was excludable because "the proposal and supporting statement, when read together, focus primarily on Duke Energy's specific lobbying activities that relate to the operation of Duke Energy's business and not on Duke Energy's general political activities." The Proposal seeks a review and report on the Company's "public policy advocacy on climate" and, as discussed in detail below, asks the Company to take action to oppose climate change. Thus, as with the climate change-focused proposal in *Duke Energy*, the Proposal is excludable under Rule 14a-8(i)(7) because it focuses on specific advocacy activities—those related to opposing climate change—instead of general political activities.

Exclusion of the Proposal also is consistent with a long-line of Staff precedent permitting exclusion in situations similar to *Duke Energy* where the proposal addressed the company's political activities related to a specific issue relevant to the company's ordinary business instead of the company's general political activities. For example, in *Johnson & Johnson* (avail. Feb. 10, 2014), the Staff concurred with the exclusion of a proposal that requested a report regarding the consistency of corporate political activities with company values and policies where the proposal's recitals made clear that it was focused on the company's political activities related to health care reform legislation. Like the proposal in *Johnson & Johnson*, the Proposal seeks a report on the consistency of specific Company advocacy activities with Company policies and the reputation and other risks arising out of those activities.

Similarly, in *Bristol-Myers Squibb Co. (AFL-CIO Reserve Fund)* (avail. Feb. 17, 2009), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a stockholder proposal requesting a report on the Company's lobbying activities and expenses relating to the Medicare Prescription Drug Plans (Part D). The company noted in its no-action request that the company's pharmaceuticals segment manufactured and sold numerous company products covered by

Medicare Prescription Drug Plans (Part D). In concurring that the proposal could be excluded, the Staff noted that the proposal "relat[ed] to [the company's] ordinary business operations (i.e., lobbying activities concerning its products)." *See also Abbott Laboratories* (avail. Feb. 11, 2009) (same); *General Electric Co. (Flowers)* (avail. Jan. 29, 1997) (concurring with the exclusion of a stockholder proposal requesting that the company refrain from the use of company funds to oppose specific citizen ballot initiatives, including initiatives related to the company's nuclear reactor products, because it focused on "lobbying activities which relate to the Company's products"). As in Staff precedent permitting exclusion where the proposal addressed the company's political activities related to a specific issue relevant to the company's ordinary business, the Proposal focuses on the Company's specific public policy advocacy relating to climate change. Thus, the Proposal can be contrasted with proposals relating to a company's "general political activities," which typically are not excludable under Rule 14a-8(i)(7). *See, e.g.*, *Archer Daniels Midland Co.* (avail. Aug. 18, 2010) (proposal requesting a policy prohibiting use of corporate funds for any political election or campaign purposes was not excludable because it focused primarily on the company's general political activities); *General Electric Co. (Barnet et al.)* (avail. Feb. 22, 2000) (proposal asking the company to summarize its campaign finance contributions was not related to ordinary business operations).

The Staff also has concurred in the exclusion of stockholder proposals like the Proposal that ask a company to become involved in the political or legislative process on a specific aspect of the company's operations. For example, in *General Motors Corp.* (avail. Apr. 7, 2006), the proposal requested that the company "petition the [U.S. government] for radically improved [corporate average fuel economy] standards for light duty trucks and cars," lead an effort to develop non-oil based transportation system, and spread this technology to other nations. The company argued that the proposal was excludable under Rule 14a-8(i)(7) because it focused on the company's ordinary business activities, including "communicating with lawmakers and regulators regarding appropriate product regulations" and "seeking support from the government . . . for research and development of product technology." The Staff concurred that the proposal could be excluded, noting that it was "directed at involving General Motors in the political or legislative process relating to an aspect of General Motors' operations." Similarly, the proposal in *International Business Machines Corp.* (avail. Dec. 17, 2008) asked the company to "[j]oin with other corporations in support of the establishment of a properly financed national health insurance system as an alternative for funding employee health benefits." The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7), noting that it was "directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." *See also Johnson & Johnson* (avail. Jan. 23, 2014) (concurring with exclusion under Rule 14a-8(i)(7) of a proposal asking that the company stop funding efforts to oppose legislation that would require a prescription for a specific pharmaceutical product).

Here the Proposal seeks to involve the Company in public policy efforts regarding climate change, as evidenced by the supporting statements in the Proposal. For example, the Proposal explicitly asks the Company, as a "prominent member" of the U.S. Chamber of Commerce (which engages in public policy advocacy activities supporting "pro-business policies"), to lobby the Chamber "for more climate sensitive policies." The Proposal's focus on climate change is also evident in the following statements:

- commending the Company for ceasing its membership in the American Legislative Exchange Council, which "aggressively campaigns against renewable energy regulation";
- criticizing the U.S. Chamber of Commerce for purportedly taking certain political positions opposing action on climate change, while noting that the Company is a "prominent member" of it;
- citing the Principles for Responsible Investment (PRI) as "calling on companies to insure their public policy advocacy supports efforts to mitigate and adapt to climate change;" and
- citing unsubstantiated "public perception" that the Company "often oppose[s] laws and regulations addressing climate change or renewable energy."

Moreover, the Proposal's focus on the Company's advocacy on climate change matters means that it focuses on matters related to the Company's ordinary business operations. The Company is an international oil and gas exploration and production company. In addition, the Company's midstream and marketing segment gathers, processes, transports, stores, purchases and markets hydrocarbons and other commodities, and its OxyChem subsidiary is a major North American chemical manufacturer. Issues arise in the political process at federal, state, and local levels that directly affect the Company's business and stakeholders. For example, as disclosed in the Company's Form 10-K for the fiscal year ended December 31, 2015, "[t]he adoption of legislation or regulatory programs to reduce emissions of greenhouse gases could require [the Company] to incur increased operating costs . . . or they could promote the use of alternative sources of energy and thereby decrease demand for products that [the Company's] businesses produce." *Available at* https://www.sec.gov/Archives/edgar/data/797468/000079746816000017/oxy10k12-31x2015.htm.

Legislative and regulatory changes can have substantial impacts on the Company and its stakeholders. Moreover, legislative and regulatory initiatives related to climate change are complex, particularly regarding how new or proposed laws and regulations could impact the Company's business operations. Individual decisions regarding which climate change-related legislative initiatives to support and which trade associations to join require a detailed understanding of the Company's business, including its products, future business models, strategies and operations, as well as the industries and markets in which the Company operates. The Company provides a substantial amount of information on its website regarding its U.S. political activities.[1] In seeking a report that goes further to discuss the Company's rationales and justifications behind its public policy advocacy regarding climate change, including trade association memberships, the Proposal seeks stockholder oversight of an area of ordinary business operations that is "fundamental to management's ability to run a company on a day-to-day basis" and most appropriately handled by management. Exchange Act Release No. 40018 (May 21, 1998).

Finally, the Staff has consistently concurred that a proposal that addresses a company's involvement in political activities related to its ordinary business operations may be excluded under Rule 14a-8(i)(7) even where the specific activities concern a significant policy issue. For example, as discussed above, the proposal in *Duke Energy* specifically addressed global warming activities. Moreover, in *PepsiCo, Inc.* (avail. Mar. 3, 2011), the proposal requested a report on the company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities. Because the supporting statement focused extensively on the company's support of cap and trade climate change legislation, the company argued that "[t]he resolution is neutral, but the supporting statement makes clear the thrust of the proposal is directed toward the Company's involvement with a specific legislative initiative." In concurring that the proposal could be excluded, the Staff agreed with the company, noting that "the proposal and supporting statement, when read together, focus primarily on PepsiCo's specific lobbying activities that relate to the operation of PepsiCo's business and not on PepsiCo's general political activities."

For these reasons, the Proposal thus implicates the Company's ordinary business operations, and it therefore may be excluded under Rule 14a-8(i)(7).

**CONCLUSION**

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to

---

[1] *See* http://www.oxy.com/investors/Governance/Pages/Political-Contributions-and-Lobbying.aspx

shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287, or Nicole E. Clark, the Company's Associate General Counsel, at (713) 215-7550.

Sincerely,

Elizabeth A. Ising

Enclosure

cc: Nicole E. Clark, Occidental Petroleum Corporation
Frank Sanchez, The Needmor Fund
Timothy Smith, Walden Asset Management
Jamie Bonham, NEI Investments
Sister Barbra M. Netek, Covent Academy of the Incarnate Word
Timothy Brennan, The Unitarian Universalist Association
Rose Marie Stallbaumer, Benedictine Sisters of Mount St. Scholastica
Richard Grötthein, AP7

**EXHIBIT A**

# THE NEEDMOR FUND

RECEIVED
SEP 29 2016
MARCIA E. BACKUS

September 27, 2016

Ms. Marcia Backus
Corporate Secretary
Occidental Petroleum Corporation
5 Greenway Plaza, Suite 110
Houston, TX 77046

Dear Ms. Backus:

The Needmor Fund holds 50 shares of Occidental Petroleum stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We strongly believe, as we know you do, that good governance and leadership on environmental issues and employee relations is essential for building shareholder value. We are particularly concerned about the lobbying policies and practices of Occidental that have an impact on public policy related to climate change. Thus we are requesting this review.

As we did last year, we are filing the enclosed shareholder proposal, as primary filer for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner of at least $2,000 worth of Occidental Petroleum stock, as defined in Rule 13d-3 of the Securities Exchange Act of 1934. We will be pleased to provide additional proof of ownership from our sub-custodian, a DTC participant, upon request.

We have been a continuous shareholder for more than one year, and will continue to hold at least $2,000 market value of Occidental Petroleum shares through the next stockholder's meeting. A representative of the filers will attend the AGM to move the resolution. We expect other investors to join in co-filing this resolution.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for Needmor. I deputize Walden Asset Management to act as our representative in any dialogue with the company.

We look forward to your response and dialogue in this issue.

Sincerely,



Frank Sanchez
Chair – Investment Committee

The Needmor Fund
42 South Saint Clair Street
Toledo, OH 43604-8736

## REVIEW PUBLIC POLICY ADVOCACY ON CLIMATE – OCCIDENTAL PETROLEUM

Occidental Petroleum has gone through a major transition, having spun off its California oil and gas business. In an October 2014 press release, the company emphasizes Occidental Petroleum is "committed to safeguarding the environment, protecting the safety and health of employees and neighboring communities and upholding high standards of social responsibility in all of the company's worldwide operations."

We believe public policy advocacy by Occidental should be carefully scrutinized to assess the impact on the environment as well as our company's reputation and to insure that our company's lobbying and political spending is consistent with our environmental and social standards. Occidental spent over $24 million on lobbying from 2013-2015 which does not include lobbying expenditures in states not requiring disclosure.

Occidental Petroleum decided to withdraw from the American Legislative Exchange Council (ALEC) which aggressively campaigns against renewable energy regulation at the state level. We commend the company for this decision. Renewable energy is a very important tool to combat climate change.

However, Occidental is a prominent member of the U.S. Chamber of Commerce which spent $1.2 Billion on lobbying since 1998, has sued the EPA for its climate leadership and is actively campaigning against the new EPA Clean Power Plan. We urge management to use its voice in the Chamber to call for more climate sensitive policies.

Investor concern about climate lobbying is growing. The Principles for Responsible Investment (PRI) published a set of Investor Expectations on climate lobbying endorsed by investors with $4 Trillion in assets calling on companies to insure their public policy advocacy supports efforts to mitigate and adapt to climate change.

The public perception is that oil and gas companies, including Occidental, often oppose laws and regulations addressing climate change or renewable energy. Thus we are urging this review. This resolution received 28% vote in 2016.

**Resolved:** Shareholders request that the Board of Directors initiate a comprehensive review of Occidental's public policy advocacy on climate including an assessment of the organizations in which Occidental Petroleum is a member, or otherwise supports financially, regarding their lobbying on legislation at federal, state, or local levels. A summary report of this review, prepared at reasonable cost and omitting proprietary information, should be reviewed by the Board Governance Committee and made available to shareholders.

SUPPORTING STATEMENT

We propose the review:

1. Examine the philosophy, objectives and actions taken by trade associations or organizations Occidental supports and review their public positions and lobbying related to the environment and climate change.

2. Assess the consistency between our company's stated policies, principles, and Code of Conduct with those organizations;

3. Determine if the relationship carries reputational or business risk with a potential negative impact on the company and its shareholders;

4. Evaluate management's rationale for its involvement in and financial support of the trade association or organization;

5. Review the Board's oversight procedures;

6. Assess how management analyzes climate research highlighting risks and opportunities pertinent to oil companies.



Northern Trust

**September 27, 2016**

To Whom It May Concern:

The Northern Trust acts as trustee for **Needmor Fund** and custodies the assets at Northern Trust. Walden Asset Management acts as the manager for this portfolio.

We are writing to verify that **Needmor Fund** currently owns **50** shares of **Occidental Petroleum Corporation (Cusip #674599105).** We confirm that **Needmor Fund** has had continued beneficial ownership of at least $2,000 in market value of the voting securities of **Occidental Petroleum Corporation** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Should you require further information, please contact me directly.

Sincerely,



Catherine Moran, Trust Officer
Account Administrator

September 30, 2016

RECEIVED
OCT 06 2016
MARCIA E. BACKUS

Marcia Backus
Corporate Secretary
Occidental Petroleum Corporation
5 Greenway Plaza, Suite 110
Houston, TX 77046

Re: Shareholder proposal

Dear Ms. Backus:

The Unitarian Universalist Association ("UUA"), a holder of 109 shares of Occidental Petroleum Corp., is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. Shareholders request that the Board of Directors initiate a review and assessment of organizations in which Occidental Petroleum is a member or otherwise supports financially for lobbying on legislation at federal, state, or local levels. A summary of the report, prepared at reasonable cost and omitting proprietary information, should be reviewed by the Board Governance Committee and provided to shareholders.



UNITARIAN UNIVERSALIST ASSOCIATION

Timothy Brennan
*Treasurer and Chief Financial Officer*

We are joining with The Needmor Fund in filing this resolution. Mr. Daniel Stranahan represents The Needmor Fund which is the primary filer. The UUA delegates to The Needmor Fund, or its delegate, the authority to act on behalf of the UUA in all respects with regard to this filing.

The Unitarian Universalist Association is a faith community of more than 1000 self-governing congregations that brings to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, Unitarianism and Universalism have been forces in American spirituality from the time of the first Pilgrim and Puritan settlers. The UUA is also an investor with an endowment valued at approximately $174 million, the earnings from which are an important source of revenue supporting our work in the world. The UUA takes its responsibility as an investor and shareowner very seriously. We view the shareholder resolution process as an opportunity to bear witness to our values at the same time that we enhance the long-term value of our investments.

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting. We have held at least $2,000 in market value of the company's common stock for more than one year as of the filing date and will continue to hold at least the requisite number of shares for filing proxy resolutions through the stockholders' meeting.

24 Farnsworth Street, Boston MA 02210-1409 | P (617) 742-2100 | F (617) 948-6475

uua.org

Verification that we are beneficial owners of the requisite shares of Occidental Petroleum Corp. is enclosed. If you have questions or wish to discuss the proposal, please contact Timothy Smith at Walden Asset Management at 617-726-7155 or by email at tsmith@bostontrust.com.

Yours very truly,



Timothy Brennan

CC: Daniel Stranahan, The Needmor Fund
Timothy Smith, Walden Asset Management

Enclosure: Shareholder resolution on lobbying
Verification of ownership

## REVIEW PUBLIC POLICY ADVOCACY ON CLIMATE – OCCIDENTAL PETROLEUM

Occidental Petroleum has gone through a major transition, having spun off its California oil and gas business. In an October 2014 press release, the company emphasizes Occidental Petroleum is "committed to safeguarding the environment, protecting the safety and health of employees and neighboring communities and upholding high standards of social responsibility in all of the company's worldwide operations."

We believe public policy advocacy by Occidental should be carefully scrutinized to assess the impact on the environment as well as our company's reputation and to insure that our company's lobbying and political spending is consistent with our environmental and social standards. Occidental spent over $24 million on lobbying from 2013-2015 which does not include lobbying expenditures in states not requiring disclosure.

Occidental Petroleum decided to withdraw from the American Legislative Exchange Council (ALEC) which aggressively campaigns against renewable energy regulation at the state level. We commend the company for this decision. Renewable energy is a very important tool to combat climate change.

However, Occidental is a prominent member of the U.S. Chamber of Commerce which spent $1.2 Billion on lobbying since 1998, has sued the EPA for its climate leadership and is actively campaigning against the new EPA Clean Power Plan. We urge management to use its voice in the Chamber to call for more climate sensitive policies.

Investor concern about climate lobbying is growing. The Principles for Responsible Investment (PRI) published a set of Investor Expectations on climate lobbying endorsed by investors with $4 Trillion in assets calling on companies to insure their public policy advocacy supports efforts to mitigate and adapt to climate change.

The public perception is that oil and gas companies, including Occidental, often oppose laws and regulations addressing climate change or renewable energy. Thus we are urging this review. This resolution received 28% vote in 2016.

**Resolved:** Shareholders request that the Board of Directors initiate a comprehensive review of Occidental's public policy advocacy on climate including an assessment of the organizations in which Occidental Petroleum is a member, or otherwise supports financially, regarding their lobbying on legislation at federal, state, or local levels. A summary report of this review, prepared at reasonable cost and omitting proprietary information, should be reviewed by the Board Governance Committee and made available to shareholders.

<u>SUPPORTING STATEMENT</u>

We propose the review:

1. Examine the philosophy, objectives and actions taken by trade associations or organizations Occidental supports and review their public positions and lobbying related to the environment and climate change.
2. Assess the consistency between our company's stated policies, principles, and Code of Conduct with those organizations;
3. Determine if the relationship carries reputational or business risk with a potential negative impact on the company and its shareholders;
4. Evaluate management's rationale for its involvement in and financial support of the trade association or organization;
5. Review the Board's oversight procedures;
6. Assess how management analyzes climate research highlighting risks and opportunities pertinent to oil companies.



**STATE STREET.**

State Street Corporation
Wealth Manager Services
801 Pennsylvania
Kansas City, MO 64105

September 30, 2016

To Whom It May Concern:

State Street Bank has held 109 shares for more than a one year period, preceding and including September 30, 2016 of OCCIDENTAL PETROLIUM CORP, CUSIP 674599105, in account number ***FISMA & OMB Memorandum M-07-16*** The shares have been held in custody for more than one year and are thus eligible to file a shareholder proposal. The Unitarian Universalist Association is the beneficial owner of these shares. State Street's DTC participant number is 2319.

Please contact me if you have any questions or require further information

Thank you,

Tadhg O'Donnell
Client Service
State Street Corporation
Wealth Manager Services
816-871-7557


NEI
INVESTMENTS
DONE DIFFERENTLY

November 8, 2016

Ms. Marcia Backus
Senior Vice President, General Counsel, and Corporate Secretary
Occidental Petroleum Corporation
5 Greenway Plaza, Suite 110
Houston, TX, USA 77046

Dear Ms. Backus:

NEI Investments (Northwest & Ethical Investments L.P.) is the beneficial owner of 50,103 shares of Occidental Petroleum Corporation stock. We are writing today to submit a shareholder proposal and encourage the company to engage with shareholders on the issue of the company's lobbying policies and practices. The primary filer of this proposal, The Needmor Fund, has outlined the background in its filing letter dated September 27, 2016.

We submit the enclosed shareholder proposal for inclusion in Occidental's next proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. NEI Investments has been the beneficial owner of at least $2,000 in market value of Occidental Petroleum Corporation shares for more than one year preceding and inclusive of the date of filing this proposal, and will continue to hold the required number of shares through the date of the next stockholders' annual meeting. A letter from our custodian verifying ownership of Occidental Petroleum shares is enclosed. A representative of the primary filer, The Needmor Fund, will attend the stockholders' meeting to move the proposal as required by the SEC rules.

We encourage Occidental to engage with shareholders to discuss the issues raised in the proposal and to explore the possibility of reaching an agreement that would allow the proposal to be withdrawn. We look forward to your response. Please note that Timothy Smith at Walden Asset Management (tsmith@bostontrust.com; phone 617-726-7155) should be the primary contact for further dialogue related to this proposal. Please copy correspondence related to this matter to Mr. Smith, as well as to my attention at jbonham@neiinvestments.com (604-742-8328).

Sincerely,
NEI Investments

Jamie Bonham
Manager, Corporate Engagement
T: 604-742-8328 e: jbonham@neiinvestments.com

cc:
Mr. Robert Walker, Vice President, ESG Services & Ethical Funds, NEI Investments
Mr. Timothy Smith, Director of Environmental Social and Governance Shareowner Engagement, Walden Asset Management

**NEI INVESTMENTS**
505 – 1111 West Georgia Street | Vancouver, BC | V6E 4M3
T: 604.633.0615 F: 604.633.0619 TF: 1.866.888.0615
www.NEIinvestments.com
Northwest & Ethical Investments L.P. acting through its general partner Northwest & Ethical Investments Inc.

## REVIEW PUBLIC POLICY ADVOCACY ON CLIMATE – OCCIDENTAL PETROLEUM

Occidental Petroleum has gone through a major transition, having spun off its California oil and gas business. In an October 2014 press release, the company emphasizes Occidental Petroleum is "committed to safeguarding the environment, protecting the safety and health of employees and neighboring communities and upholding high standards of social responsibility in all of the company's worldwide operations."

We believe public policy advocacy by Occidental should be carefully scrutinized to assess the impact on the environment as well as our company's reputation and to insure that our company's lobbying and political spending is consistent with our environmental and social standards. Occidental spent over $24 million on lobbying from 2013-2015 which does not include lobbying expenditures in states not requiring disclosure.

Occidental Petroleum decided to withdraw from the American Legislative Exchange Council (ALEC) which aggressively campaigns against renewable energy regulation at the state level. We commend the company for this decision. Renewable energy is a very important tool to combat climate change.

However, Occidental is a prominent member of the U.S. Chamber of Commerce which spent $1.2 Billion on lobbying since 1998, has sued the EPA for its climate leadership and is actively campaigning against the new EPA Clean Power Plan. We urge management to use its voice in the Chamber to call for more climate sensitive policies.

Investor concern about climate lobbying is growing. The Principles for Responsible Investment (PRI) published a set of Investor Expectations on climate lobbying endorsed by investors with $4 Trillion in assets calling on companies to insure their public policy advocacy supports efforts to mitigate and adapt to climate change.

The public perception is that oil and gas companies, including Occidental, often oppose laws and regulations addressing climate change or renewable energy. Thus we are urging this review. This resolution received 28% vote in 2016.

**Resolved:** Shareholders request that the Board of Directors initiate a comprehensive review of Occidental's public policy advocacy on climate including an assessment of the organizations in which Occidental Petroleum is a member, or otherwise supports financially, regarding their lobbying on legislation at federal, state, or local levels. A summary report of this review, prepared at reasonable cost and omitting proprietary information, should be reviewed by the Board Governance Committee and made available to shareholders.

SUPPORTING STATEMENT

We propose the review:

1. Examine the philosophy, objectives and actions taken by trade associations or organizations Occidental supports and review their public positions and lobbying related to the environment and climate change.

2. Assess the consistency between our company's stated policies, principles, and Code of Conduct with those organizations;

3. Determine if the relationship carries reputational or business risk with a potential negative impact on the company and its shareholders;

4. Evaluate management's rationale for its involvement in and financial support of the trade association or organization;

5. Review the Board's oversight procedures;

6. **Assess how management analyzes climate research highlighting risks and opportunities pertinent to oil companies.**



November 8th, 2016

Jamie Bonham
Northwest & Ethical Investments L.P.
505-1111 West Georgia Street
Vancouver, BC V6E 4M3

**RE: Occidental Petroleum Corporation - CUSIP 674599105**

As of November 8, 2016, Desjardins Trust is custodian of 50,103 shares of Occidental Petroleum for Northwest & Ethical Investments L.P. (NEI Investments):

- NEI Northwest US Dividend Fund: 34,443 shares
- NEI Northwest Tactical Yield Fund: 15,660 shares

Desjardins Trust is a DTC participant and our account number is 4818.

Northwest & Ethical Investments L.P. has been the beneficial owner of over $2000 in the company's stock for over one year preceding and including the date of this letter.

If you have any questions, do not hesitate to contact the undersigned.

Sincerely yours,

**Pascale Raymond**
Senior representative
Administration and Customer Service
Custody Services
**Desjardins Trust**

.......................................................................................................

**Desjardins Trust**
1 Complexe Desjardins
P.O. Box 34 Desjardins Station
Montréal (Québec) H5B 1E4
(514) 286-9441


Mount St. Scholastica
BENEDICTINE SISTERS

November 10, 2016

Marcia Backus
Occidental Petroleum
5 Greenway Plaza,
Houston, Tx 77046

Email: mbackus@oxy.com

Dear Ms.Backus:

I am writing you on behalf of Benedictine Sisters of Mount St. Scholastica to co-file the stockholder resolution on Review Public Policy Advocacy on Climate. In brief, the proposal states "RESOLVED: Shareholders request that the Board of Directors initiate a comprehensive review of Occidental's public policy advocacy on climate including an assessment of the organizations in which Occidental Petroleum is a member, or otherwise supports financially, regarding their lobbying on legislation at federal, state or local levels. A summary report of this review, prepared at reasonable cost and omitting proprietary information, should be reviewed by the Board Governance Committee and made available to shareholders."

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the Needmor Fund. I submit it for inclusion in the 2017 proxy statement for consideration and action by the shareholders at the 2017 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 45 Occidental Petroleum shares.

We have been a continuous shareholder for one year of $2,000 in market value of Occidental Petroleum stock and will continue to hold at least $2,000 of Occidental Petroleum stock through the next annual meeting. Verification of our ownership position will be sent by our custodian. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We truly hope that the company will be willing to dialogue with the filers about this proposal. We consider the Needmor Fund as the lead filer of this resolution and as so is authorized to act on our behalf in all aspects of the resolution including negotiation and withdrawal. Please note that the contact person for this resolution/proposal will be Frank Sanchez of the Needmor Fund who may be reached at 419.872.1490 or at sanch@trailnet.com. As a co-filer, however, we respectfully request direct communication from the company and to be listed in the proxy.

Sincerely,

Rose Marie Stallbaumer OSB

**Rose Marie Stallbaumer, OSB, Treasurer**

801 SOUTH 8TH STREET * ATCHISON, KS 66002 * 913.360.6200 * FAX 913.360.6190
*www.mountosb.org*

## Review Public Policy Advocacy on Climate - Occidental Petroleum Corporation 2017

Occidental Petroleum has gone through a major transition, having spun off its California oil and gas business. In an October 2014 press release, the company emphasizes Occidental Petroleum is "committed to safeguarding the environment, protecting the safety and health of employees and neighboring communities and upholding high standards of social responsibility in all of the company's worldwide operations."

We believe public policy advocacy by Occidental should be carefully scrutinized to assess the impact on the environment as well as our company's reputation and to insure that our company's lobbying and political spending is consistent with our environmental and social standards. Occidental spent over $24 million on lobbying from 2013-2015 which does not include lobbying expenditures in states not requiring disclosure.

Occidental Petroleum decided to withdraw from the American Legislative Exchange Council (ALEC) which aggressively campaigns against renewable energy regulation at the state level. We commend the company for this decision. Renewable energy is a very important tool to combat climate change.

However, Occidental is a prominent member of the U.S. Chamber of Commerce which spent $1.2 Billion on lobbying since 1998, has sued the EPA for its climate leadership and is actively campaigning against the new EPA Clean Power Plan. We urge management to use its voice in the Chamber to call for more climate sensitive policies.

Investor concern about climate lobbying is growing. The Principles for Responsible Investment (PRI) published a set of Investor Expectations on climate lobbying endorsed by investors with $4 Trillion in assets calling on companies to insure their public policy advocacy supports efforts to mitigate and adapt to climate change.

The public perception is that oil and gas companies, including Occidental, often oppose laws and regulations addressing climate change or renewable energy. Thus we are urging this review. This resolution received 28% vote in 2016.

RESOLVED: Shareholders request that the Board of Directors initiate a comprehensive review of Occidental's public policy advocacy on climate including an assessment of the organizations in which Occidental Petroleum is a member, or otherwise supports financially, regarding their lobbying on legislation at federal, state, or local levels. A summary report of this review, prepared at reasonable cost and omitting proprietary information, should be reviewed by the Board Governance Committee and made available to shareholders.

Supporting Statement: We propose the review:

1. Examine the philosophy, objectives and actions taken by trade associations or organizations Occidental supports and review their public positions and lobbying related to the environment and climate change.

2. Assess the consistency between our company's stated policies, principles, and Code of Conduct with those organizations;

3. Determine if the relationship carries reputational or business risk with a potential negative impact on the company and its shareholders;

4. Evaluate management's rationale for its involvement in and financial support of the trade association or organization;

5. Review the Board's oversight procedures;

6. Assess how management analyzes climate research highlighting risks and opportunities pertinent to oil companies.



**Occidental Petroleum Corporation**

5 Greenway Plaza, Suite 110, Houston, Texas 77046
Telephone 713.215.7550 Fax 713.985.8736

**Nicole E. Clark**
Associate General Counsel

November 14, 2016

**VIA FEDERAL EXPRESS**

Rose Marie Stallbaumer, OSB
Benedictine Sisters of Mount St. Scholastica
801 S. 8th Street
Atchison, KS 66002

**Re: Stockholder Proposal for 2017 Annual Meeting**

Dear Ms. Stallbaumer:

I am writing to acknowledge receipt of the proposal you submitted on November 10, 2016 by email for the 2017 Annual Meeting of the Stockholders of Occidental Petroleum Corporation ("Occidental").

Pursuant to subparagraphs (b) and (f) of Rule 14a-8 under the Securities Exchange Act of 1934 (a copy of which is included herewith), please provide the following ownership verification information:

1. If your shares are held by a DTC participant or an affiliate of a DTC participant, a written statement from the record holder of shares (a) confirming that it is a DTC participant or an affiliate of a DTC participant, and (b) verifying the number of shares held for you as of November 10, 2016 and that it has held at least the required amount of Occidental Common Stock (at least $2,000 in market value, or 1% of Occidental Common Stock) for you continuously for at least one year prior to and including November 10, 2016, the date of submission of your proposal.

2. If your shares are held through a broker or bank or other entity that is not a DTC participant or an affiliate of a DTC participant, (a) a written statement from the holder verifying the number of shares held for you as of November 10, 2016 and that it has held at least the required amount of Occidental Common Stock (at least $2,000 in market value, or 1% of Occidental Common Stock) for you continuously for at least one year prior to and including November 10, 2016, the date of submission of your proposal and (b) an additional written statement of ownership from the DTC participant (or an affiliate thereof) verifying the holdings of that holder continuously for at least one year prior to and including November 10, 2016, the date of submission of your proposal.

All statements must be postmarked or transmitted electronically no later than fourteen days from the date you receive this notification. If we do not receive the statement(s), we will seek to have the proposal excluded on the basis of eligibility.

If you have any questions, please do not hesitate to contact me.

Very truly yours,



Nicole E. Clark

NEC:nv
cc: Elliott Heide
Jenarae N. Garland
Timothy Smith, One Beacon Street, 33rd Floor, Boston, MA 02108
Frank Sanchez, ***FISMA & OMB Memorandum M-07-16***



RECEIVED
NOV 14 2016
MARCIA E. BACKUS

AP7
Vasagatan 11, 6tr
Box 100, 101 21 Stockholm
Sweden
Tel: +46 8 412 26 60
Fax: +46 8 22 46 66
info@ap7.se
www.ap7.se
Org.nr: 802406-2302
Momsreg.nr/VAT-no:
SE802406230201

November 10, 2016

Ms. Marcia Backus
Corporate Secretary
Occidental Petroleum Corporation
5 Greenway Plaza, Suite 110
Houston, TX 77046

Dear Ms Backus,

AP7, the Seventh Swedish National Pension Fund, is the government default pension fund in the Swedish premium pension system. AP7 holds 662.715 shares of Occidental Petroleum stock, to a value of USD 44.335. 633.

As long-term universal owners, AP7 recognize the threat of climate change to our investments and the need for appropriate government policy measures to mitigate climate risks. We expect companies to ensure that any public policy engagement conducted on their behalf or with their support, is aligned with our interest in a safe climate, in turn protecting the long term value of our portfolios. Therefore we consider transparent reporting by companies on their direct and indirect lobbying activities, to be in the best interest of shareholders.

We are submitting the enclosed shareholder proposal as a co-sponsor with the Needmor Fund for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of at least $2,000 worth of stock.

We have been a shareholder for more than one year holding over $2,000 worth of stock. We will continue to hold at least $2,000 of Occidental Petroleum stock through the next annual meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules. We will provide additional proof of ownership from our sub-custodian a DTC participant upon request.

We consider Needmor Fund as the "primary filer" of this resolution, and ourselves as a co-filer. We hereby deputize Needmor Fund to act on our behalf in withdrawing this resolution.

Sincerely,

Richard Gröttheim
CEO AP7

Encl. Resolution Text
Proof of ownership

# THE NEEDMOR FUND

September 27, 2016

Ms. Marcia Backus
Corporate Secretary
Occidental Petroleum Corporation
5 Greenway Plaza, Suite 110
Houston, TX 77046

Dear Ms. Backus:

The Needmor Fund holds 50 shares of Occidental Petroleum stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We strongly believe, as we know you do, that good governance and leadership on environmental issues and employee relations is essential for building shareholder value. We are particularly concerned about the lobbying policies and practices of Occidental that have an impact on public policy related to climate change. Thus we are requesting this review.

As we did last year, we are filing the enclosed shareholder proposal, as primary filer for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner of at least $2,000 worth of Occidental Petroleum stock, as defined in Rule 13d-3 of the Securities Exchange Act of 1934. We will be pleased to provide additional proof of ownership from our sub-custodian, a DTC participant, upon request.

We have been a continuous shareholder for more than one year, and will continue to hold at least $2,000 market value of Occidental Petroleum shares through the next stockholder's meeting. A representative of the filers will attend the AGM to move the resolution. We expect other investors to join in co-filing this resolution.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for Needmor. I deputize Walden Asset Management to act as our representative in any dialogue with the company.

We look forward to your response and dialogue in this issue.

Sincerely,



Frank Sanchez
Chair – Investment Committee

**The Needmor Fund**
**42 South Saint Clair Street**
**Toledo, OH 43604-8736**

## REVIEW PUBLIC POLICY ADVOCACY ON CLIMATE – OCCIDENTAL PETROLEUM

Occidental Petroleum has gone through a major transition, having spun off its California oil and gas business. In an October 2014 press release, the company emphasizes Occidental Petroleum is "committed to safeguarding the environment, protecting the safety and health of employees and neighboring communities and upholding high standards of social responsibility in all of the company's worldwide operations."

We believe public policy advocacy by Occidental should be carefully scrutinized to assess the impact on the environment as well as our company's reputation and to insure that our company's lobbying and political spending is consistent with our environmental and social standards. Occidental spent over $24 million on lobbying from 2013-2015 which does not include lobbying expenditures in states not requiring disclosure.

Occidental Petroleum decided to withdraw from the American Legislative Exchange Council (ALEC) which aggressively campaigns against renewable energy regulation at the state level. We commend the company for this decision. Renewable energy is a very important tool to combat climate change.

However, Occidental is a prominent member of the U.S. Chamber of Commerce which spent $1.2 Billion on lobbying since 1998, has sued the EPA for its climate leadership and is actively campaigning against the new EPA Clean Power Plan. We urge management to use its voice in the Chamber to call for more climate sensitive policies.

Investor concern about climate lobbying is growing. The Principles for Responsible Investment (PRI) published a set of Investor Expectations on climate lobbying endorsed by investors with $4 Trillion in assets calling on companies to insure their public policy advocacy supports efforts to mitigate and adapt to climate change.

The public perception is that oil and gas companies, including Occidental, often oppose laws and regulations addressing climate change or renewable energy. Thus we are urging this review. This resolution received 28% vote in 2016.

**Resolved:** Shareholders request that the Board of Directors initiate a comprehensive review of Occidental's public policy advocacy on climate including an assessment of the organizations in which Occidental Petroleum is a member, or otherwise supports financially, regarding their lobbying on legislation at federal, state, or local levels. A summary report of this review, prepared at reasonable cost and omitting proprietary information, should be reviewed by the Board Governance Committee and made available to shareholders.

SUPPORTING STATEMENT

We propose the review:

1. Examine the philosophy, objectives and actions taken by trade associations or organizations Occidental supports and review their public positions and lobbying related to the environment and climate change.

2. Assess the consistency between our company's stated policies, principles, and Code of Conduct with those organizations;

3. Determine if the relationship carries reputational or business risk with a potential negative impact on the company and its shareholders;

4. Evaluate management's rationale for its involvement in and financial support of the trade association or organization;

5. Review the Board's oversight procedures;

6. Assess how management analyzes climate research highlighting risks and opportunities pertinent to oil companies.



BNY MELLON

The Bank of New York Mellon SA/NV
Copenhagen Rep. Office
Tuborg Boulevard 12, 3.
DK-2900 Hellerup, Denmark

Copenhagen, 21 November 2016

To Whom It may Concern,

The Bank of New York Mellon SA/NV, being a DTC participant, has acted as global custodian for Sjunde AP-Fonden – AP7 since 2006.

We are writing to confirm that Sjunde AP-Fonden – AP7 on November 10, 2016 had a beneficial ownership of 662,715 shares and has held at least USD 2,000 in market value for at least one year prior to and including November 10, 2016 of the securities of Occidental Petroleum Corp. (ISIN US6745991058).

In witness hereof the individual signing below confirms to best of his knowledge that the above statements are true and accurate

Yours sincerely,

BNY Mellon SA/NV, Copenhagen Rep. Office

Søren Eberhard
First Vice President, Relationship Executive
+ 45 70 20 30 82
soren.eberhard@bnymellon.com




# CONVENT ACADEMY OF THE INCARNATE WORD

5201 Lipes Blvd
Corpus Christi, TX 78413-5501

361-882-5413
Fax 361-880-4152


November 17, 2016

Marcia Backus

Occidental Petroleum

5 Greenway Plaza,

Houston, Tax 77046

Email: mbackus@oxy.com

Dear Ms. Backus:

I am writing you on behalf of Convent Academy of the Incarnate Word (Sisters of the Incarnate Word) to co-file the stockholder resolution on Review Public Policy Advocacy on Climate. In brief, the proposal states RESOLVED**:** Shareholders request that the Board of Directors initiate a comprehensive review of Occidental's public policy advocacy on climate including an assessment of the organizations in which Occidental Petroleum is a member, or otherwise supports financially, regarding their lobbying on legislation at federal, state, or local levels. A summary report of this review, prepared at reasonable cost and omitting proprietary information, should be reviewed by the Board Governance Committee and made available to shareholders.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the Needmor Fund. I submit it for inclusion in the 2017 proxy statement for consideration and action by the shareholders at the 2017 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 160 Occidental Petroleum shares.

We have been a continuous shareholder for one year of $2,000 in market value of Occidental Petroleum stock and will continue to hold at least $2,000 of Occidental Petroleum stock through the next annual meeting. Verification of our ownership position will be sent by our custodian. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We truly hope that the company will be willing to dialogue with the filers about this proposal. We consider the Needmor Fund as the lead filer of this resolution and as so is authorized to act on our behalf in all aspects of the resolution including negotiation and withdrawal. Please note that the contact person for this resolution/proposal will be Frank Sanchez of the Needmor Fund who may be reached at 419.872.1490 or at sanch@trailnet.com. As a co-filer, however, we respectfully request direct communication from the company and to be listed in the proxy.

Respectfully yours,

B. Reyes

for Sister Barbara M. Netek, IWBS

Sisters of the Incarnate Word

Corpus Christi TX

## Review Public Policy Advocacy on Climate - Occidental Petroleum Corporation 2017

Occidental Petroleum has gone through a major transition, having spun off its California oil and gas business. In an October 2014 press release, the company emphasizes Occidental Petroleum is "committed to safeguarding the environment, protecting the safety and health of employees and neighboring communities and upholding high standards of social responsibility in all of the company's worldwide operations."

We believe public policy advocacy by Occidental should be carefully scrutinized to assess the impact on the environment as well as our company's reputation and to insure that our company's lobbying and political spending is consistent with our environmental and social standards. Occidental spent over $24 million on lobbying from 2013-2015 which does not include lobbying expenditures in states not requiring disclosure.

Occidental Petroleum decided to withdraw from the American Legislative Exchange Council (ALEC) which aggressively campaigns against renewable energy regulation at the state level. We commend the company for this decision. Renewable energy is a very important tool to combat climate change.

However, Occidental is a prominent member of the U.S. Chamber of Commerce which spent $1.2 Billion on lobbying since 1998, has sued the EPA for its climate leadership and is actively campaigning against the new EPA Clean Power Plan. We urge management to use its voice in the Chamber to call for more climate sensitive policies.

Investor concern about climate lobbying is growing. The Principles for Responsible Investment (PRI) published a set of Investor Expectations on climate lobbying endorsed by investors with $4 Trillion in assets calling on companies to insure their public policy advocacy supports efforts to mitigate and adapt to climate change.

The public perception is that oil and gas companies, including Occidental, often oppose laws and regulations addressing climate change or renewable energy. Thus we are urging this review. This resolution received 28% vote in 2016.

RESOLVED: Shareholders request that the Board of Directors initiate a comprehensive review of Occidental's public policy advocacy on climate including an assessment of the organizations in which Occidental Petroleum is a member, or otherwise supports financially, regarding their lobbying on legislation at federal, state, or local levels. A summary report of this review, prepared at reasonable cost and omitting proprietary information, should be reviewed by the Board Governance Committee and made available to shareholders.

Supporting Statement: We propose the review:

1. Examine the philosophy, objectives and actions taken by trade associations or organizations Occidental supports and review their public positions and lobbying related to the environment and climate change.

2. Assess the consistency between our company's stated policies, principles, and Code of Conduct with those organizations;

3. Determine if the relationship carries reputational or business risk with a potential negative impact on the company and its shareholders;

4. Evaluate management's rationale for its involvement in and financial support of the trade association or organization;

5. Review the Board's oversight procedures;

6. Assess how management analyzes climate research highlighting risks and opportunities pertinent to oil companies.



**Occidental Petroleum Corporation**

5 Greenway Plaza, Suite 110, Houston, Texas 77046
Telephone 713.215.7550 Fax 713.985.8736

**Nicole E. Clark**
Associate General Counsel

November 14, 2016

**VIA FEDERAL EXPRESS**

Sister Barbara M. Netek, IWBS
Covent Academy of the Incarnate Word
5201 Lipes Blvd.
Corpus Christi, TX 78413-5501

**Re: Stockholder Proposal for 2017 Annual Meeting**

Dear Sister Netek:

I am writing to acknowledge receipt of the proposal you submitted on November 14, 2016 by email for the 2017 Annual Meeting of the Stockholders of Occidental Petroleum Corporation ("Occidental").

Pursuant to subparagraphs (b) and (f) of Rule 14a-8 under the Securities Exchange Act of 1934 (a copy of which is included herewith), please provide the following ownership verification information:

1. If your shares are held by a DTC participant or an affiliate of a DTC participant, a written statement from the record holder of shares (a) confirming that it is a DTC participant or an affiliate of a DTC participant, and (b) verifying the number of shares held for you as of November 14, 2016 and that it has held at least the required amount of Occidental Common Stock (at least $2,000 in market value, or 1% of Occidental Common Stock) for you continuously for at least one year prior to and including November 14, 2016, the date of submission of your proposal.

2. If your shares are held through a broker or bank or other entity that is not a DTC participant or an affiliate of a DTC participant, (a) a written statement from the holder verifying the number of shares held for you as of November 14, 2016 and that it has held at least the required amount of Occidental Common Stock (at least $2,000 in market value, or 1% of Occidental Common Stock) for you continuously for at least one year prior to and including November 14, 2016, the date of submission of your proposal and (b) an additional written statement of ownership from the DTC participant (or an affiliate thereof) verifying the holdings of that holder continuously for at least one year prior to and including November 14, 2016, the date of submission of your proposal.

All statements must be postmarked or transmitted electronically no later than fourteen days from the date you receive this notification. If we do not receive the statement(s), we will seek to have the proposal excluded on the basis of eligibility.

If you have any questions, please do not hesitate to contact me.

Very truly yours,



Nicole E. Clark

NEC:nv
cc: Elliott Heide
Jenarae N. Garland
Timothy Smith, One Beacon Street, 33rd Floor, Boston, MA 02108
Frank Sanchez, 539 East Front Street, Perrysburg, OH 43551